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Exhibit 99.1

FOR IMMEDIATE RELEASE                   FOR FURTHER INFORMATION CONTACT:
                                        Brad Miller, Investor Relations Director
                                        Country/City Code 8862 Tel: 3518-1107
                                        brad.miller@gigamedia.com.tw



                            GIGAMEDIA CFO THOMAS HUI
                            JOINS BOARD OF DIRECTORS

TAIPEI, Taiwan, May 18, 2005 - GigaMedia Limited ("GigaMedia" or the "Company") (NASDAQ: GIGM) announced today that its Chief Financial Officer Thomas Hui has been appointed to the Board of Directors of GigaMedia effective immediately.

"Thomas Hui brings extensive corporate finance and M&A experience to the Board of GigaMedia," stated GigaMedia Chairman Daniel Wu. "His investment banking and management consulting background will assist GigaMedia continue its strong turnaround and transformation."

Mr. Hui joined GigaMedia last year from Goldman Sachs where he was an Executive Director of investment banking. Mr. Hui previously had worked at Merrill Lynch and McKinsey & Co.

In order to strengthen the independence of the Board and in keeping with best corporate governance practices, the Company also announced today the resignation from the Board of Jeffrey Koo Jr. and Andre Koo, also with immediate effect.

Chief Executive Officer Arthur Wang stated, "GigaMedia is committed to maintaining the highest standards of corporate governance. Naturally, this begins with a truly independent Board comprised of experienced business leaders."

Following the changes announced today, GigaMedia's Board of Directors comprises ten members, with eight independent directors. The structure of the Company's Board is in full compliance with Sarbanes-Oxley requirements.

ABOUT GIGAMEDIA

GigaMedia Limited (Singapore registration number: 199905474H) is a diversified provider of broadband and entertainment services, with headquarters in Taipei, Taiwan. The Company operates Taiwan's two largest music store chains, Rose Records and Tachung Records, through its subsidiary G-Music. The Company also operates a major

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Taiwanese broadband ISP, providing Internet access service and broadband content with multiple delivery technologies via its Web destination http://www.gigigaga.com. GigaMedia's subsidiary KBT provides broadband services to corporate subscribers in Taiwan. The Company also develops software for online entertainment services, including the global online gaming market. More information on GigaMedia can be obtained from http://ir.giga.net.tw.

The statements included above and elsewhere in this press release that are not historical in nature are "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. GigaMedia cautions readers that forward-looking statements are based on the Company's current expectations and involve a number of risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. Information as to certain factors that could cause actual results to vary can be found in GigaMedia's Annual Report on Form 20-F filed with the United States Securities and Exchange Commission in June 2004.

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